August 10, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christina Chalk

Re:	Steel Connect, Inc. Schedule 13E-3/A filed August 2, 2022 SEC File No. 5-43347 Filed by Steel Partners Holdings, LP et al. PRER 14A filed August 2, 2022 SEC File No. 1-35319

Dear Ladies and Gentlemen:

On behalf of our client, Steel Connect, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule 13E-3/A filed on August 2, 2022 (the “Schedule 13E-3”) and the revised preliminary proxy statement on Schedule 14A filed on August 2, 2022 (the “Preliminary Proxy Statement”), contained in the Staff’s letter dated August 3, 2022 (the “Comment Letter”).

The Company is concurrently filing with the Commission, via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Schedule 13E-3 (the “Revised Schedule 13E-3”) and Amendment No. 2 to the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Revised Preliminary Proxy Statement.

Schedule 13E-3/A filed August 2, 2022

June 12, 2022 Financial Presentation, page 38

1.	Refer to comment 8 in our original comment letter. While we note the revised disclosure in the comparable companies and comparable transactions subsections, describe how Houlihan Lokey's "professional judgment and experience" were exercised to select these particular companies and transactions in the supply chain and third-party logistics services industries.

Response: The Company has revised the disclosure on pages 38 and 39 in the Revised Preliminary Proxy Statement in response to the Staff’s comment.

Proposal No. 2: The Amendment Proposal, page 97

2.	Refer to comment 11 in our original comment letter and the responsive revisions on page 97 of the preliminary proxy statement. We still are unclear what will happen if this proposal does not pass but the Merger is approved. Please revise.

Response: The Company has revised the disclosure on page 97 in the Revised Preliminary Proxy Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

August 10, 2022

General

3.	Refer to comment 2 in our original comment letter. It is unclear from your response whether Imperial Capital did not provide any oral or written reports (within the meaning of Item 9 of Schedule 13E-3), or whether Imperial Capital did not provide any written or oral reports that you believe are materially related to this transaction, for purposes of Item 9 and Item 1015 of Regulation M-A. If the latter, please explain why you believe the oral or written feedback from Imperial is not encompassed by those disclosure requirements and provide any written materials supplementally for our consideration. If it is your assertion that Imperial did not provide any written or oral materials or feedback related to the going private transaction, please revise the disclosure in the proxy statement to describe what it did as Parent's financial advisor.

Response: Pursuant to the Staff’s comment, the disclosure on page 19 of the Revised Preliminary Proxy Statement has been revised to better describe Imperial Capital’s role in the transaction.

The Staff is respectfully advised that Imperial Capital was engaged by Parent to interface with the Special Committee’s financial advisor and assist Parent in assessing the Special Committee’s demands and formulating negotiating positions. As a result, Imperial Capital’s primary role was to facilitate discussions and relay information and messaging. Imperial Capital also assisted Parent in formulating and refining negotiation strategies throughout the process. Finally, Imperial Capital assisted Parent in understanding the likely views that Houlihan Lokey (as financial advisor to the Special Committee) was formulating during the process.

The Staff is respectfully advised that Imperial Capital is being paid $500,000 for its role in the transaction. This is a moderate fee (for instance, Houlihan Lokey is entitled to a fee of up to $3,125,000 in connection with the transaction), reflective of Imperial Capital’s relatively minimal role in this engagement.

By way of background, Parent is a diversified global holding company that owns and operates businesses and has significant interests in various companies, including diversified industrial products, energy, banking, defense, supply chain management and logistics and youth sports. As explained in its Form 10-K, Parent’s business strategy includes acquisitions, and Parent has the requisite internal expertise to value potential acquisition targets. As such, Parent is in the business of evaluating investment opportunities, and relied solely on its own internal valuations of the Company in determining to engage in a transaction with the Company.

Additionally, the Staff is respectfully advised that Imperial Capital provided two documents to Parent, one dated September 2021 and one dated January 2022, and each titled “Imperial Capital’s View of Potential Houlihan Lokey and Special Committee Valuation” (collectively, the “Imperial Views”). Each of the Imperial Views reflected Imperial Capital’s preliminary thoughts on the possible valuations of the Company by Houlihan Lokey and the Special Committee. The purpose of the Imperial Views was to speculate on how Houlihan Lokey and the Special Committee were arriving at the prices they were presenting as counter-proposals to Parent. As such, the Imperial Views were not an attempt to, and did not purport to, establish an independent valuation of the Company. As discussed above, all valuation analyses of the Company that were utilized by Parent were performed internally by Parent. The Staff is respectfully advised that there were no other reports, written or oral, provided by Imperial Capital to Parent. Pursuant to the Staff’s request, the Imperial Views are being supplementally provided to the Staff for its information.

The projections utilized by Imperial Capital in the Imperial Views were set forth in the Houlihan Lokey “September 9, 2021 Preliminary Discussion Materials” and the Houlihan Lokey “January 10, 2022 Preliminary Discussion Materials” described on page 41 of the Proxy Statement. Additional, superfluous disclosure with respect to those projections, which did not form the basis of the ultimate Houlihan Lokey fairness opinion, would not aid stockholders in evaluating the adequacy of the consideration to be received in the transaction, but to the contrary would only serve to reduce the informational value of the proxy statement and could be confusing to stockholders.

Further, each of the Imperial Views was sent to Parent prior to the disposition by the Company of its IWCO subsidiary, which disposition substantially changed the financial profile of the Company. The Imperial Views were preliminary and were used as an internal tool by Imperial Capital. The Imperial Views are not discussed in the Proxy Statement, and any disclosure of them would likely be confusing and potentially misleading to stockholders.

Finally, the Parent employees who received the Imperial Views did not engage in any substantive discussion of those documents, either internally or with representatives of Imperial Capital. The board of directors of Parent was not provided with either of the Imperial Views. Neither Warren Lichtenstein nor Jack Howard remember seeing the Imperial Views.

As a result of the foregoing, the Imperial Views were not materially related to the transaction for purposes of Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A.

***

United States Securities and Exchange Commission

August 10, 2022

Please do not hesitate to contact A.J. Ericksen at (713) 496-9688 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Maria Reda, Steel Connect, Inc.; Victor H. Boyajian, Dentons US LLP; Brian H. Blaney, Greenberg Traurig, LLP

3